Exhibit 99.1



1882
1974
104G.064
1841
104G.053
2189
Moraine
2174
836
Moraine
836
2122
Glacier
104G.054
Stikine Asianada
566166
2152
558771
Glacier
564765
565447
558769
564762
558770
BC82014 018
BC82014 017
0
700
1400 m.
Map center: 57° 34' 14" N, 131° 20' 9" W



Fort St. John
Terrace
Quesnel
Williams Lake
Revelstoke
Vernon
Vancouver
Trail
Victoria

Legend

- Indian Reserves
- National Parks
- Parks
- Mineral Titles Grid (LRDW)

Mineral Tenures (Mineral - LRDW)

- Mineral Claim
- Mineral Lease

Reserves (Mineral - LRDW Sites)

- Placer Claim Designation
- Placer Lease Designation
- No Staking Reserve
- Conditional Reserve
- Release Required Reserve
- Surface Restriction
- Recreation Area
- Others
- Mining Division (MTO)
- Survey Parcels
- BCGS Grid

Contours (1:250K)

- Contour - Index
- Contour - Intermediate
- Areaof Exclusion
- Areaof Indefinite Contours

Annotation (1:20K)

Transportation - Points (TRIM)

- Helipad

Transportation - Lines (TRIM)

- Airfield
- Airport
- Airstrip
- Airport.Abandoned

Scale: 1:39,688

This map is a user generated static output from an Internet mapping site and is for general reference only. Data layers that appear on this map may or may not be accurate, current, or otherwise reliable. THIS MAP IS NOT TO BE USED FOR NAVIGATION.

Notes: The Stikine mapping area is located in the Liard Mining Division of northwestern British Columbia. It is approximately 45 kilometres southsouthwest of Telegraph Creek, 75 kilometres west of Tatogga Lake and directly west and southwest of Yehiniko Lake.